EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2022 Financial Results

VANCOUVER, British Columbia, May 06, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS”) (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the first quarter ended March 31, 2022 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

FIRST QUARTER 2022 HIGHLIGHTS

  Revenues of $76.5 million, comparable to the same period in 2021 against the backdrop of the Russian-Ukraine conflict and fuel price volatility. Excluding foreign exchange translation, revenues increased by approximately 6% year-over-year.
  Net income of $7.7 million and net income per share of $0.05
  Gain of $19.1 million recognized for the sale of our interest in the Cummins Westport Inc. ("CWI") joint venture including the monetization of the related intellectual property
  Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was negative $6.1 million (see "Non-GAAP Measures" section)

"The first quarter of 2022 was challenging as our industry continues to deal with significant gaseous fuel price fluctuations due to the ongoing uncertainty in supply levels and geopolitical risk. Despite the challenging macroeconomic environment, our OEM business continues to grow, we generated 21% growth year over year. Looking forward, the long-term outlook for our company is strong. There is still a need for clean, affordable transport and we remain in a prime competitive position; our products are here, available now, and are making a difference today. Our work with hydrogen is generating significant interest for the company and attention globally. Hydrogen HPDI broadens the call for our proprietary HPDI technology, reaching all the way to zero-carbon green hydrogen future that will have a positive impact on the industry and the global transportation market."

David M. Johnson, Chief Executive Officer

1Q22 OPERATIONS

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %
	1Q22	1Q21
Revenues	$76.5	$76.4	—%
Gross margin(2)	9.9	13.0	(24)%
Gross margin %(2)	13%	17%	—
Operating expenses	20.7	21.2	(2)%
Income from investments accounted for by the equity method(1)	0.3	6.6	(96)%
Gain on sale of investment	$19.1	$—	100%
Net income (loss)	$7.7	$(3.1)	346%
Net income (loss) per share	$0.05	$(0.02)	350%
EBIT(2)	$8.6	$(1.6)	638%
EBITDA (2)	$11.7	$1.9	516%
Adjusted EBITDA (2)	$(6.1)	$2.7	(326)%

(1) This includes income primarily from CWI, Minda Westport and Westport Weichai Inc. joint ventures.
(2) EBIT, EBITDA, Adjusted EBITDA, and Gross Margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

Revenues for the first quarter of 2022 of $76.5 million were comparable to the prior year quarter. We continue to generate growth in our Original Equipment Manufacturer ("OEM") revenues, 21% year-over-year, primarily due to the addition of our fuel storage business and modest growth in our light-duty OEM, heavy-duty OEM, and electronics businesses despite a challenging macroeconomic environment. Offsetting the growth in OEM revenues, our Independent Aftermarket ("IAM") revenues were significantly lower year-over-year, down 27% on lower volumes caused primarily by the Russian-Ukraine conflict. Foreign exchange also had a significant impact on revenues in U.S. dollar terms, primarily due to the 7% appreciation of the U.S. dollar relative to the average Euro, period over period.

Net income was $7.7 million for the three months ended March 31, 2022 compared to a net loss of $3.1 million for the first quarter of 2021. The increase in net income was primarily due to the gain of $19.1 million recognized for the sale of our interest in CWI and the monetization of the related intellectual property. This was partially offset by lower gross margin from lower sales volumes in our IAM business, inflationary pressure on cost of materials and manufacturing inputs due to global supply chain disruptions and by the loss of equity income from CWI. WFS generated negative $6.1 million in adjusted EBITDA during the three months ended March 31, 2022, as compared to $2.7 million for the three months ended March 31, 2021.

SEGMENT INFORMATION

Original Equipment Manufacturer Segment

OEM revenue for first quarter 2022 was $51.8 million compared with $42.7 million for the prior year quarter. The 21% increase in revenue was primarily driven by the additional revenues of $7.9 million from the acquired Stako sp. zo.o ("Stako") fuel storage business, increased light-duty OEM business sales volumes to OEMs in India, and increased sales volume in our electronics business. Our heavy-duty OEM sales volume increased 16% year-over-year, but revenue growth was partially offset by an annual contractual price reduction to our initial OEM launch partner.

Independent Aftermarket Segment

Revenue for the three months ended March 31, 2022 was $24.7 million compared with $33.7 million for the three months ended March 31, 2021. The decrease in revenue was primarily driven by decreased sales volumes to mainly Russian customers due to the Russia-Ukraine conflict, a decrease in sales to Africa which in the prior year period included a large one-time infrastructure project, and the aforementioned foreign exchange impact.

SEGMENT RESULTS	1Q22
	Revenue	Operating Loss	Depreciation & Amortization	Equity Income
OEM	$51.8	$(6.3)	$2.1	$0.3
IAM	24.7	(0.4)	0.9	—
Corporate	—	(4.1)	0.1	—
Total Consolidated	$76.5	$(10.8)	$3.1	$0.3

SEGMENT RESULTS	1Q21
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42.7	$(6.5)	$2.1	$0.2
IAM	33.7	1.6	1.3	—
Corporate	—	(3.3)	0.1	6.4
Total Consolidated	$76.4	$(8.2)	$3.5	$6.6

LIQUIDITY

Our cash position increased by $2.7 million during the first three months of 2022 to $127.6 million from $124.9 million at December 31, 2021. The increase was primarily from the $31.4 million proceeds received from the sale of our interest in CWI and monetization of the related intellectual property, offset by the cash outflows in net working capital, investments in capital assets, and repayments of our short and long-term debt.

COVID-19, the Russia-Ukraine conflict, sanctions related to that conflict, uncertainty and volatility in fuel prices, especially in Europe, and global supply chain disruptions had a negative impact on customer demand and materially impacted our business in the quarter. Further, supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs causing pressure on gross margin in the near term as we respond with pricing and productivity countermeasures to manage our profitability. See the "Russia-Ukraine Conflict" and "Liquidity and Impact of COVID-19" sections in the Management's Discussion and Analysis ("MD&A") for further discussion. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain. For the three months ended March 31, 2022, our net cash flows used in operating activities were $16.9 million, an increase of $14.3 million from $2.6 million in net cash flows used in operating activities in the same prior year period. The increase in cash used was primarily due to the net change in working capital and decrease in gross margin.

Our net cash from investing activities of $29.2 million consisted primarily of cash acquired through the sale of our investment in CWI partially offset by purchases of property, plant and equipment of $2.8 million. Net cash flows used in financing activities were $7.9 million for the first quarter 2022 primarily due to a net repayment of debt as we began paying down our debt on a quarterly basis after a period of deferral from COVID-19 relief.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

The information set forth in this news release summarizes WFS' key financial and operational data for the first quarter of 2022. It is not a complete source of information for readers and readers are encouraged to read the first quarter 2022 MD&A dated May 6th, 2022, the risk factors described therein, and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2022. To view WFS financial statements and our MD&A for the first quarter ended March 31, 2022, please visit https://investors.wfsinc.com/financials/. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2022 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

CONFERENCE CALL PRESENTATION

WFS is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with the WFS condensed consolidated interim financial statements for the first quarter of 2022.

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Monday. May 9, 2022 at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 8851. The telephone replay will be available until May 16, 2022. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The Company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the Company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 and the Russia-Ukraine conflict on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, geopolitical risk and related sanctions, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Christian Tweedy
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

GAAP and NON-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, WFS and certain investors use Gross Margins as well as EBIT, EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of WFS. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of WFS' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBIT, EBITDA, Adjusted EBITDA and Gross Margin are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBIT, EBITDA, Adjusted EBITDA, and Gross Margin differently.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	1Q22	1Q21
Three months ended
Income (loss) before income taxes	$7.6	$(2.8)
Interest expense, net	1.0	1.2
EBIT	8.6	(1.6)
Depreciation and amortization	3.1	3.5
EBITDA	11.7	1.9

Stock based compensation	0.5	0.1
Unrealized foreign exchange (gain) loss	0.8	0.7
(Gain) on sale of investments	(19.1)	—
Adjusted EBITDA	$(6.1)	$2.7

($ in millions)	1Q22	1Q21
Three months ended
Revenue	76.5	76.4
Cost of revenue	66.6	63.4
Gross margin	9.9	13.0

($ in millions)	1Q22	1Q21
Three months ended
Revenue	76.5	76.4
Gross margin	9.9	13.0
Gross margin %	13%	17%

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2022 and December 31, 2021

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$127,564	$124,892
Accounts receivable	95,582	101,508
Inventories	90,459	83,128
Prepaid expenses	8,155	6,997
Assets held for sale	—	22,039
Total current assets	321,760	338,564
Long-term investments	4,075	3,824
Property, plant and equipment	62,499	64,420
Operating lease right-of-use assets	27,344	28,830
Intangible assets	8,785	9,286
Deferred income tax assets	11,517	11,653
Goodwill	3,071	3,121
Other long-term assets	21,902	11,615
Total assets	$460,953	$471,313
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$91,403	$99,238
Current portion of operating lease liabilities	3,425	4,190
Short-term debt	7,813	12,965
Current portion of long-term debt	12,142	11,277
Current portion of long-term royalty payable	5,200	5,200
Current portion of warranty liability	14,027	13,577
Total current liabilities	134,010	146,447
Long-term operating lease liabilities	23,707	24,362
Long-term debt	41,661	45,125
Long-term royalty payable	5,021	4,747
Warranty liability	3,365	5,214
Deferred income tax liabilities	3,323	3,392
Other long-term liabilities	5,596	5,607
Total liabilities	216,683	234,894
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
171,180,056 (2021 - 170,799,325) common shares	1,243,077	1,242,006
Other equity instruments	7,813	8,412
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(984,311)	(992,021)
Accumulated other comprehensive loss	(33,825)	(33,494)
Total shareholders' equity	244,270	236,419
Total liabilities and shareholders' equity	$460,953	$471,313

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Revenue	$76,544	$76,443
Cost of revenue and expenses:
Cost of revenue	66,619	63,426
Research and development	5,934	6,712
General and administrative	9,191	9,290
Sales and marketing	3,649	2,931
Foreign exchange loss	771	731
Depreciation and amortization	1,183	1,510
	87,347	84,600
Loss from operations	(10,803)	(8,157)

Income from investments accounted for by the equity method	293	6,577
Gain on sale of investment	19,119	—
Interest on long-term debt and accretion on royalty payable	(1,060)	(1,749)
Interest and other income, net of bank charges	41	547
Income (loss) before income taxes	7,590	(2,782)
Income tax expense (recovery)	(120)	358
Net income (loss) for the period	7,710	(3,140)
Other comprehensive income (loss):
Cumulative translation adjustment	(331)	(2,154)
Comprehensive income (loss)	$7,379	$(5,294)

Income (loss) per share:
Net income (loss) per share - basic	$0.05	$(0.02)
Net income (loss) per share - diluted	$0.04	$(0.02)
Weighted average common shares outstanding:
Basic	171,155,206	147,126,250
Diluted	174,516,905	147,126,250

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Cash flows from (used in) operating activities:
Net income (loss) for the period	$7,710	$(3,140)
Items not involving cash:
Depreciation and amortization	3,089	3,473
Stock-based compensation expense	531	84
Unrealized foreign exchange loss	771	731
Deferred income tax	(435)	(190)
Income from investments accounted for by the equity method	(293)	(6,577)
Interest on long-term debt and accretion of royalty payable	1,060	1,749
Change in inventory write-downs to net realizable value	(243)	198
Change in bad debts expense	91	48
Gain on sale of investment	(19,119)	—
Net cash used in before working capital changes	(6,838)	(10,636)

Changes in non-cash operating working capital:
Accounts receivable	6,028	6,797
Inventories	(8,384)	(6,875)
Prepaid expenses	(2,270)	3,842
Accounts payable and accrued liabilities	(3,569)	(3,343)
Warranty liability	(1,856)	620
Net changes in non-cash operating working capital	(10,051)	1,041
Net cash used in operating activities	(16,889)	(2,583)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(2,798)	(1,662)
Proceeds on sale of investments and assets	31,949	316
Dividends received from joint ventures	—	7,878
Net cash from investing activities	29,151	6,532
Cash flows from (used in) financing activities:
Payments under short and long-term facilities	(23,193)	(23,221)
Drawings on operating lines of credit	15,306	4,605
Proceeds from share issuance, net	—	12,805
Net cash used in financing activities	(7,887)	(5,811)
Effect of foreign exchange on cash and cash equivalents	(1,703)	(2,654)
Increase (decrease) in cash and cash equivalents	2,672	(4,516)
Cash and cash equivalents, beginning of period (including restricted cash)	124,892	64,262
Cash and cash equivalents, end of period (including restricted cash)	$127,564	$59,746